INTERNATIONAL MONEY MANAGEMENT GROUP, INC

FINANCIAL STATEMENTS

JUNE 30, 2025 AND 2024

Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30417

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **07/01/2024** AND ENDING **06/30/2025**
MM/DD/YY .... MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **International Money Management Group, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Channel Marker Way Suite 101
(No. and Street)

Grasonville	**MD**	**21638**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ernest (Chip) O. Brittingham Jr	**(410) 827-4005**	chip@immgki.com AND trudy@immgki.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

UHY, LLP
(Name – if individual, state last, first, and middle name)

955 Mt Hermon Rd	**Salisbury**	**MD**	**21804**
(Address)	(City)	(State)	(Zip Code)

1195

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernest (Chip) O. Brittingham Jr., swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of International Money Management Group, Inc, as of 6/30, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]

Notary Public

Joan Trudy Lee
NOTARY PUBLIC
Talbot County
State of Maryland
My Commission Expires
May 17, 2026

JOAN TRUDY LEE NOTARY PUBLIC TALBOT COUNTY, MD

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Page 4



<u>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</u>

To the Board of Directors and Stockholders
International Money Management Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of International Money Management Group, Inc. (a Maryland corporation) as of June 30, 2025 and 2024, the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of International Money Management Group, Inc. as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of International Money Management Group, Inc.'s management. Our responsibility is to express an opinion on International Money Management Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to International Money Management Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information listed below and the related notes to the supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of International Money Management Group, Inc.'s financial statements.

- Schedule I – Computation of Net Capital Under SEC Rule 15c3-1
- Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)
- Schedule III – Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)

The supplemental information is the responsibility of International Money Management Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

UHY LLP

We have served as International Money Management Group, Inc.'s auditor since 2007.

Salisbury, Maryland
September 18, 2025

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2025 and 2024

	2025	2024
ASSETS		
Cash and cash equivalents	$ 44,748	$ 42,587
Deposits with clearing organizations	50,000	50,000
Commissions receivable	12,945	22,313
Service fees receivable	28,321	25,848
Other assets	7,785	8,249
Deferred tax asset	11,286	11,304
Total assets	$ 155,085	$ 160,301
LIABILITIES		
Commissions payable	24,089	32,027
Service fees payable	19,825	18,093
Due to affiliate - BIC	30,846	29,906
Total liabilities	$ 74,760	$ 80,026
STOCKHOLDER'S EQUITY		
Capital stock, $.05 par value, 2,000,000 shares authorized,		
271,136 shares issued and outstanding	13,555	13,555
Additional paid-in capital	74,443	74,443
Retained earnings (Accumulated deficit)	(7,673)	(7,723)
Total stockholder's equity	80,325	80,275
Total liabilities and stockholder's equity	$ 155,085	$ 160,301

The Notes to Financial Statements are an integral part of these financial statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF INCOME
For the Years Ended June 30, 2025 and 2024

	2025	2024
REVENUES		
Commissions and Fees:		
Mutual fund	$ 415,625	$ 436,368
Stock and bond	85,239	58,240
Variable annuity and pension	59,008	53,302
FDIC Fees	1,273	1,509
Total revenues	561,146	549,419
EXPENSES		
Commissions	374,702	368,062
Overhead	112,296	112,296
Licensing and insurance	12,979	11,415
Professional fees	10,401	9,496
Clearing	51,373	48,821
Miscellaneous	600	603
Total expenses	562,351	550,693
OTHER INCOME		
Miscellaneous Income	172	-
Interest Income	1,101	1,293
Total Other Income	1,273	1,293
Net Income Before Income Taxes	68	19
Provision for income tax (expense) benefit	(18)	(4)
NET INCOME	$ 50	$ 15

The Notes to Financial Statements are an integral part of these financial statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended June 30, 2025 and 2024

	Capital Stock		Additional paid-in capital	Retained Earnings (Accumulated Deficit)	
	Shares	Amount	Capital		Total
Balances, July 1, 2023	271,136	$ 13,555	$ 74,443	$ (7,813)	$ 80,260
Net Income	-	-	-	15	15
Balances, June 30, 2024	271,136	$ 13,555	$ 74,443	$ (7,723)	$ 80,275
Net Income	-	-	-	50	$ 50
Balances, June 30, 2025	**271,136**	**$ 13,555**	**$ 74,443**	**$ (7,673)**	**$ 80,325**

The Notes to Financial Statements are an integral part of these financial statements

INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2025 and 2024

	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 50	$ 15
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Provision benefit for income taxes	18	4
Decrease (increase) in commissions receivable	9,368	(10,313)
Decrease (increase) in service fees receivable	(2,473)	21,719
Decrease (increase) in other assets	464	7,202
Increase (decrease) in commissions payable	(7,936)	10,954
Increase (decrease) in service fees payable	1,731	(15,204)
Increase (decrease) in due to affiliate - BIC	939	1,579
Net cash provided by (used in) operating activities	2,161	15,956
Net increase (decrease) in cash	2,161	15,956
Cash, beginning of fiscal year	42,587	26,631
Cash, end of fiscal year	$ 44,748	$ 42,587

The Notes to Financial Statements are an integral part of these financial statements

Note 1. The Company and Its Significant Accounting Policies

Description of Business

International Money Management Group, Inc. (The Company) was incorporated In the State of Maryland for the purpose of providing brokerage services to independent financial planners. The Company is a broker-dealer registered with the Securities and Exchange Commission. It Is a member of the Financial Industry Regulatory Authority (FINRA). MSRB registered.

Basis of Accounting

The Company maintains its books and records on an accrual basis to conform with accounting principles generally accepted In the United States of America and FINRA requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted In the United States of America requires management to make estimates and assumptions that affect the amounts reported In the financial statements and accompanying notes. Actual results may differ from those estimates.

Income Taxes

The Company files Its Federal and State income tax returns on a cash basis. The Company determines its deferred tax provision under the asset/liability method whereby deferred tax assets and liabilities are recognized based on differences between financial statement and tax basis of assets and liabilities using presently enacted tax rates.

Commissions Receivable

Commissions receivable represents commissions due from various correspondent brokers and vendors to International Money Management Group, Inc. Commissions receivable also includes receivables from the Company's clearing organization, including commissions receivable from unsettled trades as of June 30.

In accordance with FASB ASC 326, *Financial Instruments – Credit Losses*, the Company accounts for estimated credit losses on financial assets at an amortized cost basis. FASB ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

The Company continually reviews the credit quality of Its counterparties. The Company had no past due or non-accrual receivables as of June 30, 2025 or 2024. Management believes that all receivables were fully collectible; therefore, no allowance for credit losses was recognized at June 30, 2025 or 2024, and no provision for credit losses was recorded for the years ended June 30, 2025 and 2024.

Note 1. The Company and its Significant Accounting Policies (Continued)

Commissions Payable

This amount represents commissions due to representatives for sales made utilizing International Money Management Group, Inc.

Officers Commission

In accordance with an agreement between International Money Management Group, Inc. and the officers of the Company, the officers are paid commissions at 49.5% each (total of 99%) of net adjusted income after paying all broker/dealer direct expenses, associate commissions, and overhead expenses (see Note 3).

At June 30, 2025 and 2024 there was an officer commission payable included in commissions payable of $8,195 and $2,836, respectively.

Officers' commission expense totaled $ 94,359 and $68,681 for the years ended June 30, 2025 and 2024, respectively.

Commission Revenues

The Company earns commissions that are transaction based and are recognized at the point in time that the transaction is executed, i.e., the trade date. Trades are considered optional, and there are no minimum trades stipulated in the customer contracts. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Service Fee Revenues

Service fee revenues relate to direct (application way) mutual fund business and are recognized when earned. Up-front distribution fees are generally a fixed percentage of the share price, and the transaction price is fixed at the date the shares are sold to the investor. Ongoing trailing fees are generally variable. The fees are calculated as a fixed percentage of the then-current share value or net asset value and received on an ongoing basis, as long as the investor remains invested in the fund.

The Company believes that its performance obligation is the sale of securities to investors and is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Service fees receivables and payables relate to direct (application way) mutual fund business. These estimated fees are based on historical collection factors, and recorded as receivables when deemed earned, and amounts estimated to be due to representatives (approximately 70%) are recorded as payables at the same time. During 2025 and 2024, the Company adjusted the estimated fees recorded as receivables and estimated amounts due to representatives recorded as payables on a monthly basis. Management believes these estimates are reasonable based on its long history with various mutual funds and will collect the fees over a 30-to-120-day time frame.

Note 1. The Company and its Significant Accounting Policies (Continued)

Financial Statement Presentation

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation. Stockholder's equity is unchanged due to these reclassifications.

Note 2. Due To/From Affiliate

In accordance with an agreement The Company has with Bayview Financial Group, Inc., an affiliate; indirect expenses relating to its business activities are payable to the affiliate for overhead expense items. The indirect expenses are based on the Company's proportionate share of overall expenses. Overhead expenses for the years ended June 30, 2025 and 2024 was $112,296 and $112,296, respectively.

The Company receives monthly management service fee income that is payable to its affiliate, Bayview Investment Counsel, Inc. There was an amount due to Bayview Investment Counsel, Inc. at June 30, 2025 and 2024 of $30,846 and $29,906, respectively.

Note 3. Related Parties

International Money Management Group, Inc. is 100% owned by Ernest Brittingham.

The Company pays all overhead expenses to Bayview Financial Group, Inc. The Company operates from the offices of and uses the employees of Bayview Financial Group, Inc., which is 50% owned by Mr. Brittingham and 50% by Wayne Humphries, President and Vice President of International Money Management Group, Inc., respectively.

The Company conducts securities transaction services for those client portfolios that are managed by Bayview Investment Counsel, Inc. Bayview Investment Counsel, Inc. is owned 50% by Ernest Brittingham and 50% by Wayne Humphries.

NOTES TO FINANCIAL STATEMENTS

Note 4. Income Taxes

The components of the income tax expense (benefit) for the year ended June 30, 2025 and 2024 are as follows:

	2025	2024
Current income taxes:	$ -0-	$ -0-
Deferred income taxes:	18	4
Income tax expense (benefit)	$ 18	$ 4

The components of net deferred income tax are as follows at June 30, 2025 and 2024 .

Deferred tax asset:	2025	2024
Commission and service fee payables	$12 845	$ 14,660
Net operating loss carryforward	12,733	13,084
	$ 25,578	$ 27,744

Deferred tax liability:		
Commission and service fee receivables	$ (14,292)	$ (16,440)
	$ (14,292	$ (16,440)
Reflected in the balance sheet as a:		
Net deferred tax asset	$ 11,286	$ 11,304

No valuation allowance has been provided for the deferred tax assets, as management believes that the payables and net operating loss will be fully realized in future periods.

Certain transactions of the Company may be subject to accounting methods for Federal income tax purposes that differ significantly from the accounting methods used in preparing the financial statements in accordance with generally accepted accounting principles. Accordingly, the taxable income of the Company reported for Federal income tax purposes may differ from net income in these financial statements.

Accounting Standards for income taxes prescribe when to recognize and how to measure the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. These rules require management to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, it is more likely than not that those income tax positions would be sustained.

Based on that evaluation, if it were not more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, The Company would recognize them as operating expenses.

Note 4. Income Taxes (Continued)

No interest or penalties have been accrued or charged to expense as of June 30, 2025.

The Company's Federal and Maryland tax returns for tax years 2022, 2023, and 2024 are subject to examination, generally for three years after they are filed.

At June 30, 2025 and 2024, The Company had $43,531 and $44,735 respectively, of net operating loss carryforwards for income tax purposes. Any net operating losses occurring after January 1, 2018, will be deducted at 80% and carried forward indefinitely. The balance occurring after January 1,2018 of $43,531 will be carried forward to future tax years estimating deferred federal tax asset of $9,142 and deferred state tax asset of $3,591.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the net capital be at least 6 2/3% of aggregate indebtedness or $5,000, whichever is greater. At June 30, 2025, the Company had net capital of $52,759 which was $47,759 in excess of its required amount of $5,000.

Note 6. Segment Reporting

International Money Management Group, Inc. is engaged in a single line of business providing brokerage services to independent financial planners. Revenues are generated from transaction commissions and service fees (see Note 1). The Company's Chief Operating Decision Maker (CODM) is its President, who uses net income to evaluate the results of the business and manage the broker-dealer. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operating decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's segment revenue and expenses are in line with what is reported in the income statement and includes all significant categories that the CODM reviews.

Note 7. Subsequent Events

The Company has evaluated subsequent events through September 18, 2025 the date the financial statements were available to be issued.

SUPPLEMENTAL FINANCIAL INFORMATION

Schedule I
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2025

Net capital		
Total stockholders' equity	$	80,325
Deductions:		
Non-allowable assets:		
Service fees, net		8,496
Other assets		19,070
Total non-allowable assets		27,566
Net capital	$	52,759
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	24,089
Service fees payable		19,825
Due to affiliate		30,846
Total aggregate indebtedness	$	74,760
Computation of required net capital		
Minimum net capital required; 6-2/3% of aggregate debt ($4,984)		
or $5,000, whichever is greater	$	5,000

See Report of Independent Registered Public Accounting Firm

Schedule II
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2025 and 2024

	2025	2024
Customer funds held in excess	$ -	$ -
Amount in reserve bank account	$ -	$ -

See Report of Independent Registered Public Accounting Firm

Schedule III
INTERNATIONAL MONEY MANAGEMENT GROUP, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2025

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements. International Money Management Group, Inc. is in compliance with the conditions of exemption.

See Report of Independent Registered Public Accounting Firm

NOTES TO SUPPLEMENTAL SCHEDULES

Note 1. Reconciliation of Schedule I

Computation of Net Capital pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 to Quarterly Financial and Operational Combined Uniform Single Report (FOCUS) for the period ended June 30, 2025.

Net capital per June 30, 2025 FOCUS report	$	52,759
Year-end adjustments		-
Net capital per Schedule I	$	52,759

Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, there are no material differences with regard to the above reconciliation and the FOCUS report for the period ended June 30, 2025.

OTHER INFORMATION



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION STATEMENT UNDER RULE 15c3-3

To the Board of Directors and Stockholders
International Money Management Group, Inc.

We have reviewed management's statements, included in the accompanying Statement Regarding Exemption Report Under Rule 15c3-3, in which (1) International Money Management Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which International Money Management Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) International Money Management Group, Inc. stated that International Money Management Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual fund and variable annuity business where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

International Money Management Group, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about International Money Management Group, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

UHY LLP

Salisbury, Maryland
September 18, 2025

IMMG

International Money Management Group, Inc. – Investment Bankers – Member FINRA – SIPC
Wells Cove
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Phone: (410) 827-4005 Fax: (410) 827-0797

Statement Regarding Exemption Report Under Rule 15c3-3

July 16, 2025

Broker Dealer:
International Money Management Group, Inc.
110 Channel Marker Way, Suite #101
Grasonville, MD 21638
Web CRD #14367

International Money Management Group, Inc. claims exemption from Rule 15c3-3 under provision (k) (2) (ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. This exemption was met throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to direct mutual fund and variable annuity business where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ernest (Chip) O. Brittingham, Jr. CFP
President
(410) 827-4005
chip@immgki.com